EXHIBIT 10.1

October 13, 2004

Mr. Joe M. Scott

20 Belvedere Court

Richfield, CT  06877

Dear Joe,

It gives me great pleasure to confirm our offer to join what we believe is one of the most successful and dynamic organizations in targeted advertising, media, and marketing solutions. You have an extraordinary opportunity to participate in the growth and challenge offered by Vertis, Inc. As you might imagine, this opportunity provides a truly unique and rewarding experience for our staff, and we believe that you will make an outstanding addition to the team.

Following are the terms of our offer:

1.               Specifically, you will join Vertis Inc. in the position of Senior Vice President, Sales-North America.  In that capacity, you will report to Herbert W. Moloney, III, Chief Operating Officer – North America.  In brief, you are responsible for growing top line revenue for the North America Operations.

2.               Your start date will be mutually determined, however we are hoping that you will be able to join us on or before November 1, 2004.

3.               Your office will be located at 250 W. Pratt Street, Baltimore, MD  21201.

4.               Your starting base salary will be $300,000 annualized.  This will be distributed in an amount of $11,538 bi-weekly on Fridays.

5.               You will receive an automobile allowance of $990 per month or $11,880 annually.

6.               You will participate in a Sales Executive Compensation Plan.  The details of this Plan are outlined in greater detail in Attachment A to this letter.  You understand that the amounts set forth in Attachment A are based upon currently forecasted numbers for 2004 and growth assumptions that will be refined and finalized as part of the 2005 budget process. Therefore, the numbers and the incentive targets set forth in Attachment A are subject to change based on the final budget process.  However, the methodology for calculating the incentive shall not change.

7.               As an element of your compensation, the Company intends to grant to you 5,000 shares of the Company’s restricted common stock under the Vertis Holdings, Inc. equity plan, subject to approval by the Company’s Board of Directors at it’s next meeting.  These shares of restricted stock will be subject to the Company’s standard vesting provisions and restrictions on transfer.  These provisions will be more fully set forth in a Restricted Stock Agreement, to be entered into upon the award of the shares.

8.               If the Company terminates your employment for any reason other than for Cause, then you will receive severance pay, in the form of payroll continuation of your annual base salary as of your date of separation, for a period of twelve (12) months, less all legally required deductions.  “Cause” shall mean (i) gross negligence or willful misconduct by you in connection with the performance of your duties that is materially injurious to the Company, monetarily or otherwise, (ii) the conviction of you by a court of competent jurisdiction for felony criminal conduct or (iii) material violation by you of the non-disclosure of confidential information or non-solicitation provisions of your Business Responsibility Agreement.

9.               You will be eligible to participate in the company’s Deferred Compensation Plan.  The details of this Plan will be provided to you by TBG Financial.

10.         To assist you and your family transition to the Maryland area, the company will provide you with a program of comprehensive relocation benefits.  You will be forwarded the Executive Relocation Policy.

11.         Your performance will be reviewed annually. Merit increases will be based on performance and in accordance with the company’s current policy and procedures.

12.         You will be eligible for coverage under our group health, life insurance and disability plans on the first day of the month following or coinciding with your start date providing you have submitted a HIPAA certificate from your previous employer.  Our health insurance plans provide coverage for most medical, dental and vision expenses.  Several coverage options are available allowing you to select the program that best meets your needs.  Benefit brochures and more detailed and specific information will be provided to you under separate cover.

13.         You will be eligible to participate in our 401K Plan within 15 days of your hire date.  This program is administered by Putnam Investments, and you will have an array of investment options from which to choose.

14.         You will be eligible immediately for all Vertis holidays, which are:

Thanksgiving Day

Day After Thanksgiving

Christmas Eve Day

Christmas Day

New Year’s Day

Memorial Day

Independence Day

Labor Day

As a senior member of management, your personal time off will be covered under our Executive Leave policy, which provides you up to 4 weeks of compensated leave yearly (leaves cannot be accumulated from year to year).  Your leaves will need to be approved by me and coordinated with our company operations.

15.         Vertis requires that all employees take and pass a pre-employment controlled substance screening prior to the beginning of employment. Therefore, this offer is contingent upon the laboratory results of that test. Details containing our testing procedures will be provided under separate cover.

16.         As appropriate for your position in senior management, this offer is contingent upon the successful completion and results of comprehensive reference and background checks.

Due to the highly sensitive nature of our business, we require all professional and or management personnel to sign a Business Responsibility Agreement.

Additionally, federal requirements state that, at the time of your employment, you must provide documentation establishing your identity and legal right to work in the United States. Therefore, this offer is contingent on this validation.

We understand that you are not a party to any employment contract or agreement which restricts your ability to devote the full range of your skills and knowledge to Vertis Inc., or your right to engage in competition with your present employer after the termination of your employment. If this understanding is incorrect, please notify us immediately.  Accordingly, our offer is contingent upon our receipt and review of any such agreement.

Furthermore, should you accept this offer; there is no expressed or implied contract of employment between you and Vertis Inc. You will be employed for no particular period of time; you have the right to terminate your employment at any time for any reason, and the company has a similar right.

The terms of this offer of employment extended to you are outlined in this letter and any additions or other changes must also be in writing.

Please acknowledge your receipt of this offer and agreement with the terms outlined above by signing the attached copy of this letter and returning it to me.

I am sure you realize that this position offers you the opportunity to enhance your already considerable skills. I am certain you will find your new role challenging, rewarding and satisfying. We look forward to having you on the Vertis, Inc. team.

Sincerely,

/S/ Donald E. Roland
Donald E. Roland
President and Chief Executive Officer

Acknowledged:	/S/ Joe M. Scott

Date: 10/15/04